

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

<u>Via E-mail</u>
Kenichiro Yoshida
Executive Vice President and Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku
Tokyo 108-0075
Japan

> **Re:    Sony Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed June 26, 2014**
> **File No. 1-06439**

Dear Mr. Yoshida:

　　　We refer you to our comment letter dated November 5, 2014, regarding business contacts with Sudan and Syria.  We have completed our review of this subject matter.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Cecilia Blye

　　　　　　　　　　　　　　　　　　Cecilia Blye, Chief
　　　　　　　　　　　　　　　　　　Office of Global Security Risk

cc:    Larry Spirgel
　　　Assistant Director
　　　Division of Corporation Finance